Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 12, 2024

TO THE PROSPECTUS DATED NOVEMBER 12, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated November 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock available in this offering as of November 1, 2024; and

•	to disclose the calculation of our September 30, 2024 NAV per share for all share classes.

November 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2024 (and repurchases as of October 31, 2024) is as follows:

Transaction Price (per share)
Class T	$27.1109
Class S	$27.1622
Class D	$27.1270
Class I	$27.2504
Class E	$28.7630

The November 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the

Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of September 30, 2024:

$ in thousands, except share/unit data

Components of NAV	September 30, 2024
Investments in real estate	$802,342
Investments in unconsolidated entities	150,069
Investments in real estate-related securities	40,559
Investment in commercial loan	12,972
Investment in affiliated fund	23,168
Cash and cash equivalents	69,326
Restricted cash	10,324
Other assets	3,705
Mortgage notes, revolving credit facility and financing obligation, net	(387,301)
Subscriptions received in advance	(6,204)
Other liabilities	(22,648)
Management fee payable	(342)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(68,090)

Net asset value	$627,865

Number of outstanding shares/units	22,439,173

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2024:

$ in thousands, except share/unit data

NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,041	$19,327	$23,625	$125,996	$34,895	$404,055	$2,926	$627,865
Number of outstanding shares/units	628,551	711,547	870,916	4,623,637	1,213,198	14,289,603	101,721	22,439,173

NAV Per Share/Unit as of September 30, 2024	$27.1109	$27.1622	$27.1270	$27.2504	$28.7630	$28.2761	$28.7630

(1)	Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.1%	5.7%
Office	8.8%	7.3%
Industrial	7.6%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.4%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self- Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.8%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%